Exhibit 99.1

AGENCY AGREEMENT

June 10, 2011

Tekmira Pharmaceuticals Corporation

Glenlyon Business Park

8900 Glenlyon Parkway

Suite 100

Burnaby, BC V5J 5J8

Attention:    Dr. Mark J. Murray, President and Chief Executive Officer

Dear Sirs:

We understand that Tekmira Pharmaceuticals Corporation (the “Corporation”) proposes to appoint Versant Partners Inc. (the “Agent”) to offer for sale, up to 1,800,000 units of the Corporation (the “Units”) at a price of Cdn.$2.85 per Unit (the “Offering Price”). Each Unit consists of one common share in the capital of the Corporation (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one additional Common Share (a “Warrant Share”) at a price of Cdn.$3,35 at any time prior to 5:00 p.m. (Vancouver time) on the date that is five years following the Closing Date (as defined herein). Based upon the foregoing and subject to the terms and conditions set out below, the Corporation hereby appoints the Agent to act as its sole and exclusive agent in Canada and the Agent hereby accepts such appointment, to effect the sale of the Units for an aggregate purchase price of up to $5,130,000 (the “Offering”), to persons resident in the Offering Jurisdictions (as defined below), and other offshore jurisdictions (other than the United States (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)), all in the manner contemplated by this Agreement. For greater certainty, no offers or sales of Units, Common Shares and Warrants comprising the Units, or Warrant Shares shall be made by the Agent in the United States or to, or for the account or benefit of, any U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act), and, unless arising out of a breach of the Agent’s obligations under Section 2(c)(ii) hereunder, the Agent assumes no liability arising from or under the provisions of this agreement in respect of any concurrent sales of Units, Common Shares and Warrants comprising the Units, or Warrant Shares by the Corporation in the United States or to, or for the account or benefit of, any U.S. Persons. The Agent agrees to use its best efforts to sell the Units, but it is hereby understood and agreed that the Agent shall act as agent only and are under no obligation to purchase any of the Units, although the Agent may subscribe for Units, subject to applicable laws and applicable policies of the Toronto Stock Exchange and NASDAQ Capital Market, if it so desires.

INTERPRETATION

Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

“Alnylam” means Alnylam Pharmaceuticals Inc.;

“Alnylam/Roche Pre-Emptive Right” means the pre-emptive purchase rights of Alnylam and Roche pursuant to the subscription agreements entered into in May 2008 among the Corporation and each of Alnylam and Roche, respectively;

Tekmira Pharmaceuticals Corporation	Execution Copy
Agency Agreement

“Business Day” means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements, instruments, notices and orders of the Canadian Securities Regulators;

“Canadian Securities Regulators” means the securities regulatory authorities in the Qualifying Jurisdictions;

“Closing” means the completion of the issue and sale by the Corporation of the Units;

“Closing Date” means June 16, 2011 or such other date as the Corporation and the Agent may agree;

“Closing Time” means 8:00 a.m. (Toronto time) / 5:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agent may agree;

“Common Share” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation” means Tekmira Pharmaceuticals Corporation;

“Corporation’s Auditors” means such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined under Canadian Securities Laws;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports or other documents issued by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Prospectus;

“Eligible Issuer” means an issuer that meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;

“FDA” means the United States Food and Drug Administration;

“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements;

“knowledge” means to the knowledge of any of Mark J. Murray, President and Chief Executive Officer and Ian C. Mortimer, Executive Vice President, Finance and Chief Financial Officer, after due inquiry;

“Material Adverse Effect” when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its parent (if applicable) or subsidiaries taken as a whole;

“Material Subsidiary” means Protiva Biotherapeutics Inc.;

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate” shall have the respective meanings ascribed thereto in the Securities Act (British Columbia);

“NASDAQ” means NASDAQ Capital Market;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“Offering” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Offering Jurisdictions” means all provinces of Canada (other than the province of Quebec);

“Prospectus” means the short form base shelf prospectus of the Corporation dated November 4, 2010 as supplemented by the Prospectus Supplement;

“Prospectus Amendment” means any amendment or supplement to the Prospectus;

“Prospectus Supplement” means the prospectus supplement to be dated on or about June 10, 2011, including all Documents Incorporated by Reference therein;

“Qualifying Jurisdictions” means all of the provinces of Canada (other than the Province of Quebec);

“Roche” means collectively F. Hoffmann-La Roche Ltd. and Hoffman-La Roche Inc.;

“Standard Listing Conditions” shall have the meaning set forth in Section 2(b)(iii) herein;

“Subsidiaries” means Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc. and “Subsidiary” means any one of them;

“Transfer Agent” means CIBC Mellon Trust Company;

“TSX” means the Toronto Stock Exchange;

“Warrant Certificates” means the certificates representing the Warrants;

“Warrant Shares” has the meaning ascribed to such term in the first paragraph of this Agreement; and

“Warrants” has the meaning ascribed to such term in the first paragraph of this Agreement.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “subsections”, “paragraph” or “subparagraph” are to the appropriate section, subsection, paragraph or subparagraph of this Agreement.

TERMS AND CONDITIONS

1.	Compliance with Securities Laws

The Corporation shall fulfil and comply with, to the satisfaction of the Agent, all requirements of the Canadian Securities Laws required to be fulfilled or complied with by the Corporation to qualify the Common Shares and Warrants comprising the Units and Warrant Shares for Distribution in the Offering Jurisdictions through the Agent or any selling firm or agent who is qualified to act under the applicable securities laws of the Offering Jurisdictions.

2.	Prospectus Matters

(a)	Prospectus Supplement

The Corporation shall use best efforts to file a Prospectus Supplement in each of the Qualifying Jurisdictions not later than 5:00 p.m. (Vancouver time) on June 10, 2011 or by such other time and/or later date as the Corporation and the Agent may agree.

(b)	Deliveries on Filing

Concurrently with the execution and delivery of this Agreement, the Corporation shall deliver to the Agent:

(i)	a copy of the Prospectus;

(ii)	a copy of any other document required to be filed by the Corporation under the laws of each of the Qualifying Jurisdictions in compliance with the Canadian Securities Laws;

(iii)	copies of correspondence indicating that the application for the listing and posting for trading on the TSX and NASDAQ of the Common Shares comprising part of the Units and the Warrant Shares have been approved for listing subject only to satisfaction by the Corporation of certain standard post-closing conditions imposed by the TSX and NASDAQ (the “Standard Listing Conditions”); and

(iv)	a “long form” comfort letter dated the date of the Prospectus, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent and the directors of the Corporation from the Corporation’s Auditors with respect to financial and accounting information relating to the Corporation contained in the Prospectus, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the auditors’ consent letter and comfort letter addressed to the Canadian Securities Regulators.

(c)	Agent’s Representation, Warrantee and Covenant

(i)

The Agent shall, and shall require any selling firm to agree to, distribute the Units in a manner which complies with and observes all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Units or distribute the Prospectus or any Prospectus Amendment in connection with the distribution of the Units. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation and to pay all filing fees in connection with the distribution of the Units so that such distribution may lawfully occur without the necessity of filing a prospectus or comparable document in any jurisdiction other than the Offering Jurisdiction. The Agent will not, directly or indirectly, offer, sell or deliver any Units or deliver the Prospectus or any Prospectus Amendment to any person in any jurisdiction other than in the Offering Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions. Subject to the foregoing, the Agent and any selling firm shall be entitled to offer the Units in certain offshore jurisdictions in accordance with any applicable securities and other laws in such jurisdictions.

(ii)	The Agent represents and warrants to, and covenants and agrees with the Corporation that, it has not and will not offer or sell any Units, Common Shares, Warrants or Warrant Shares in the United States or to, or for the account or benefit of, any U.S. Person, and that all offers and sales of securities made hereunder by the Agent have been, and will be, made in “offshore transactions” (as such term is defined in Regulation S under the U.S. Securities Act), and otherwise in compliance with Rule 903 of Regulation S under the U.S. Securities Act.

(iii)	Unless the Corporation otherwise agrees in writing, the Agent has not made and will not make any offer relating to the Units that would constitute an “issuer free writing prospectus” (as such term is defined in Rule 433 under the U.S. Securities Act) or that would otherwise constitute a “free writing prospectus (as such term is defined in Rule 405 under the U.S. Securities Act).

(d)	Representations as to Prospectus and Prospectus Amendment

Delivery of the Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Corporation to the Agent that, as at the date of the Prospectus or Prospectus Amendment, as the case may be, (i) all information and statements (except information and statements relating solely to the Agent and provided by the Agent) contained in the Prospectus and any Prospectus Amendments are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Units; (ii) no material fact or information has been omitted from such disclosure (except facts or information relating solely to the Agent and provided by the Agent) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; (iii) such documents comply in all material respects with the requirements of the Canadian Securities Laws and have been filed (and a receipt therefor will be obtained, if required) in each of the Offering Jurisdictions; and (iv) except as set forth or contemplated in the Prospectus or any Prospectus Amendment or as has otherwise been publicly disclosed, there has been no adverse material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, business prospects, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation since the end of the period covered by the financial statements of the Corporation incorporated by reference into the Prospectus. Such deliveries shall also constitute the Corporation’s consent to the use by the Agent of the Prospectus and any Prospectus Amendment in connection with the distribution of the Units in the Offering Jurisdictions in compliance with this Agreement and the Canadian Securities Laws.

(e)	Commercial Copies

The Corporation shall cause commercial copies of the Prospectus to be delivered to the Agent without charge, in such numbers and in such cities as the Agent may reasonably request. Such delivery shall be effected as soon as possible and, in any event, no later than 9:00 a.m. (Toronto time) on June 13, 2011 or such other date and time as may be agreed upon by the Agent and the Corporation.

3.	Other Covenants, Representations and Warranties of the Corporation

The Corporation represents, warrants and covenants to the Agent and acknowledges that the Agent is relying upon such representations, warranties and covenants in entering into this Agreement, that:

(a)	the Corporation and each of the Subsidiaries is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder;

(b)	all of the Subsidiaries, and the Corporation’s direct and indirect holdings and interests in each one, are as set out in the Prospectus, and the Corporation does not beneficially own or exercise control or direction over, 10% or more of the outstanding voting shares of any other company;

(c)	all of the issued and outstanding shares of the Subsidiaries are issued as fully paid and non-assessable shares, in each case, except as disclosed in the Prospectus, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and, other than the Alnylam/Roche Pre-Emptive Right, no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or any of its Subsidiaries of any interest in any of the shares in the capital of any of the Subsidiaries;

(d)	Protiva Biotherapeutics (USA), Inc. is inactive, has no material assets or liabilities, is not party to any material agreement and no material revenues are booked through such Subsidiary;

(e)	each of the execution and delivery of this Agreement and the Warrant Certificates, and the performance by the Corporation of its obligations hereunder and thereunder, the issue and sale hereunder of the Units and the securities underlying the Units and the consummation of the transactions contemplated in this Agreement do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a material default under (whether after notice or lapse of time or both) (A) any statute, rule or regulation applicable to the Corporation including, without limitation, Canadian Securities Laws, the applicable securities laws in the United States and the rules, regulations and requirements of any regulatory body or authority including, without limitation, the TSX and NASDAQ; (B) the constating documents or resolutions of the Corporation which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the Subsidiaries or the property or assets of the Corporation or the Subsidiaries;

(f)	other than as reflected in the Prospectus, the Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States and present fully, fairly and correctly in all material respects, the financial condition of the Corporation as at the dates thereof and the results of the operations and the changes in the financial position of the Corporation for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and there has been no change in accounting policies or practices of the Corporation since December 31, 2010 (other than new accounting pronouncements as disclosed in the Corporation’s March 31, 2011 financial statements as filed on SEDAR);

(g)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid, or the liability to pay has been accrued in the financial statements of the Corporation, except where the failure to pay such taxes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where such failure would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation. To the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation;

(h)	the Corporation’s Auditors who audited the Financial Statements and who provided their audit report thereon are independent public accountants as required under applicable Canadian Securities Laws and there has not, during the last two financial years, been a reportable event (within the meaning of NI 51-102 – Continuous Disclosure Requirements) between the Corporation and any such auditor;

(i)	the audit committee of the Corporation is comprised and, in all material respects, operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

(j)	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance: (i) that transactions are completed in accordance with the general or a specific authorization of management and directors of the Corporation; (ii) that transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with United States generally accepted accounting principles, and to maintain asset accountability; (iii) that access to assets of the Corporation and the subsidiaries is permitted only in accordance with the general or a specific authorization of management and directors of the Corporation; (iv) that the recorded accountability for assets of the Corporation and the subsidiaries is compared with the existing assets of the Corporation and the subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein; and (v) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on its financial statements or interim financial statements.

(k)	as at the Closing Date, except for the Alnylam/Roche Pre-Emptive Right and except as set forth in Schedule “A” hereto and as disclosed in the Prospectus, no holder of outstanding shares in the capital of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(l)	except as disclosed in the Prospectus, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation, threatened against any of the property or assets of the Corporation or the Subsidiaries, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may result in a Material Adverse Effect or materially adversely affects the ability of any of them to perform the obligations thereof and no legal or governmental proceedings or inquiries are pending to which the Corporation, or any of its Subsidiaries, is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation and its Subsidiaries which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect on the Corporation and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or its Subsidiaries;

(m)	neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the Corruption of Foreign Officials Act (Canada) or the Foreign Corrupt Practices Act (United States), or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(n)	none of the Corporation nor its Subsidiaries is in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it may be bound;

(o)	this Agreement and the Warrant Certificates have been or will be duly authorized and executed and delivered by the Corporation and constitutes valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(p)	at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance and sale of the Units, the Common Shares and Warrants comprising the Units, and the Warrant Shares, and, upon payment therefor the Common Shares and Warrant Shares will be validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(q)	all necessary notices and filings have been made with and all necessary consents, approvals and authorizations obtained by the Corporation from the TSX and NASDAQ to ensure that, subject to fulfilling the Standard Listing Conditions, the Common Shares comprising part of the Units and Warrant Shares will be listed and posted for trading on the TSX and NASDAQ;

(r)	no order or ruling suspending the sale of or ceasing the trading in any securities of the Corporation (including the Common Shares) has been issued by any securities regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(s)	the authorized capital of the Corporation consists of an unlimited number of Common Shares, and an unlimited number of preferred shares issuable in series of which, as at the close of business on the Business Day immediately preceding the date hereof, 10,341,934 Common Shares and no preferred shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation;

(t)	the Corporation has not made any loans to or guaranteed the obligations of any person other than the Subsidiaries;

(u)	with respect to each premises of the Corporation or its Subsidiaries which is material to the Corporation and its Subsidiaries on a consolidated basis and which the Corporation or any of its Subsidiaries occupies as tenant (the “Leased Premises”), the Corporation or such Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation and/or its Subsidiaries occupies the Leased Premises is in good standing and in full force and effect;

(v)	the Corporation and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect on the Corporation or any Subsidiary, and has not and is not engaged in any unfair labour practice;

(w)	there has not been in the last two years and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(x)	to the knowledge of the Corporation, none of the directors, officers or employees of the Corporation or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any transaction or any proposed transaction with the Corporation or its Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation;

(y)	the assets of the Corporation and its Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not failed to promptly give any notice of any material claim thereunder;

(z)	the Transfer Agent at its principal offices in the City of Vancouver has been duly appointed as registrar and transfer agent for the Common Shares;

(aa)	the minute books and records of the Corporation and its Subsidiaries made available to counsel for the Agent in connection with its due diligence investigation of the Corporation and its Subsidiaries for the period from June 1, 2008 to the date hereof are all of the minute books and records of the Corporation and its Subsidiaries, respectively, and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and its Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or any of its Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Agent or which are not material in the context of the Corporation and its Subsidiaries, on a consolidated basis;

(bb)	each of the Corporation and the Subsidiaries (or, to the Corporation’s knowledge, parties under contractual obligations to the Corporation or a Subsidiary) hold all of the permits, licences and like authorizations necessary for it to carry on its business in each jurisdiction where such business is carried on that are material to the conduct of the business of the Corporation (as such business is currently conducted), including, but not limited to, permits, licenses and like authorizations from the FDA, Health Canada and any foreign regulatory authorities performing functions similar to those performed by the FDA; all such licences, permits, franchises or other administrative or governmental authorizations which are so required are valid and subsisting and in good standing and none of the same contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in a materially adverse manner the operation of the business of the Corporation and the Subsidiaries (taken as a whole), as now carried on or proposed to be carried on, and neither the Corporation nor any of the Subsidiaries is in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such permits, licences or like authorizations in good standing which, in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Corporation;

(cc)	to the knowledge of the Corporation, each of the Corporation and the Subsidiaries owns or possesses adequate enforceable rights to use all patents, patent rights, licenses, inventions, copyrights, know-how, trademarks, service marks, copyrights and trade secrets (collectively, the “Intellectual Property”) used or proposed to be used in the conduct of its business, except where the failure to do so would not have a material adverse effect on the general affairs, management, financial position, shareholders’ equity or results of operations of the Corporation and the Subsidiaries (taken as a whole), and any and all fees or payments required to keep such Intellectual Property in force or in effect have been paid;

(dd)	other than the counterclaim filed by Alnylam Pharmaceuticals, Inc., the Corporation is not aware of any claim of infringement or breach by the Corporation or any of the Subsidiaries of any industrial or intellectual property rights of any other person, nor has the Corporation or any of the Subsidiaries received any notice or threat from any such third party, nor is the Corporation or any of the Subsidiaries otherwise aware that the use of the business names, trademarks, service marks and other industrial or intellectual property of the Corporation or any of the Subsidiaries infringes upon or breaches any industrial or intellectual property rights of any other person;

(ee)	to the knowledge of the Corporation: (1) the clinical studies and tests (including, without limitation, the human and animal clinical trials) conducted by the Corporation or in which the Corporation has participated that are described in any document or information required to be filed by the Corporation pursuant to applicable securities laws in Canada or the United States or the requirements of any regulatory body or authority, including the TSX and NASDAQ, or otherwise disseminated or made available to the public by the Corporation by any media, including by way of press release, electronic or print media (collectively, the “Public Disclosure Documents”) or the results of which are referred to in the Public Disclosure Documents, and any such studies and tests that were conducted by or on behalf of the Corporation were and, if still pending, are being conducted in all material respects: (i) in accordance with the protocols, procedures and controls for such studies and tests of new therapeutic or biologic products, as the case may be; and (ii) in accordance with all applicable laws, rules and regulations; and (2) the descriptions of the results of such studies and tests contained in the Public Disclosure Documents are accurate, complete and fair, and the Corporation has no knowledge of any other studies or tests, the results of which call into question the results described or referred to in the Public Disclosure Documents, and the Corporation has not received any notices or correspondence from the FDA, Health Canada or any other governmental agency requiring the termination, suspension or modification of any studies or tests conducted by, or on behalf of, the Corporation or in which the Corporation has participated that are described in the Public Disclosure Documents or the results of which are referred to in the Public Disclosure Documents that would cause the Corporation to change the descriptions in the Public Disclosure Documents;

(ff)	to the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, including the Leased Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the “Environmental Laws”) which would have a Material Adverse Effect on the Corporation;

(gg)	without limiting the generality of subsection (ff) immediately above, the Corporation and each of its Subsidiaries, do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any Subsidiary nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect on the Corporation;

(hh)	there are no orders, rulings or directives issued, pending or, to the knowledge of the Corporation threatened against the Corporation or any of its Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of its Subsidiaries (including the Leased Premises) which would have a Material Adverse Effect on the Corporation;

(ii)	other than the Agent, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee from the Corporation in connection with the transactions contemplated by this Agreement;

(jj)	the definitive form of certificate representing the Common Shares is in proper form under the laws of Canada, complies with the requirements of the TSX and NASDAQ and does not conflict with the constating documents of the Corporation;

(kk)	the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(ll)	the Corporation is, and will be at the Closing Time, an Eligible Issuer and a reporting issuer under Canadian Securities Laws; the Corporation is not in default in any material respect of any requirement of Canadian Securities Laws and the Corporation is not included in a list of defaulting reporting issuers maintained by the Canadian Securities Regulators. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since December 31, 2010 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted), no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(mm)	all disclosure filings required to be made by the Corporation pursuant to Canadian Securities Laws have been made and such disclosure and filings were true and accurate as at the respective dates thereof and the Corporation has not filed any confidential material change reports;

(nn)	the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation and the Subsidiaries, considered as a whole;

(oo)	the Corporation will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of five years from the Closing Date;

(pp)	the Corporation will use its commercially reasonable best efforts to maintain a listing on a recognized Canadian stock exchange for a period of five years from the Closing Date;

(qq)	the Corporation shall, as soon as practicable, use its commercially reasonable efforts to receive all necessary consents to the transactions contemplated herein;

(rr)	the Corporation will, from and including the date of this Agreement through to and including the Closing Time, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement untrue or incorrect;

(ss)	the Corporation will permit the Agent and its legal counsel to participate fully in the preparation of any documents regarding the Offering and allow the Agent and its legal counsel to conduct such full and comprehensive review of the Corporation’s business, capital, operations, customers, suppliers and principals as the Agent may reasonably require or consider appropriate in performing their services hereunder;

(tt)	the Corporation will ensure that the issue and sale of the Common Shares and Warrants comprising the Units and the Warrant Shares will fully comply, in all material respects, with the requirements of the Canadian Securities Laws, the TSX and NASDAQ; and

(uu)	the Corporation will immediately send to the Agent and its legal counsel copies of all correspondence and filings to and correspondence from the Canadian Securities Regulators, the TSX and/or NASDAQ relating to the Offering.

4.	Services Provided by Agent and Agency Fee

(a)	In return for the Agent’s services hereunder, the Corporation agrees to pay to the Agent, a cash fee equal to 6% of the gross proceeds raised in the Offering Jurisdictions and other offshore jurisdictions (other than the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the “Agency Fee”), such Agency Fee to be payable on Closing.

(b)	Whether or not the transactions contemplated by this Agreement shall be completed, except as specifically provided below, all expenses of or incidental to the Offering and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement shall be borne directly by the Corporation, including, without limitation, fees and expenses payable in connection with the qualification for distribution of the Units and securities underlying the Units, the fees relating to listing of the Common Shares and the Warrants Shares on any exchange, the fees of counsel to the Agent incurred in connection with the Offering up to $75,000 plus disbursements and applicable taxes, all fees and disbursements of counsel to the Corporation, local counsel and U.S. counsel to the Corporation, all fees and expenses of the Corporation’s Auditors and all reasonable out-of-pocket expenses of the Agent, and all costs incurred in connection with the preparation and printing of the Prospectus, any Prospectus Amendments and certificates representing the securities. For greater certainty, the Corporation shall also be required to pay all applicable taxes on the fees and expenses of or incidental to the Offering. All reasonable expenses incurred by or on behalf of the Agent and all fees and disbursements of counsel to the Agent payable pursuant to the foregoing shall be deducted from the aggregate purchase price for the Units in accordance with Section 5 hereof.

5.	Delivery of Purchase Price, Agent’s Fee and Certificates

The purchase and sale of the Units shall be completed at the Closing Time concurrently at the offices of Farris, Vaughan, Wills & Murphy LLP, Vancouver, British Columbia and Heenan Blaikie LLP, Toronto, Ontario, or at such other place or places as the Agent and the Corporation may agree upon. At the Closing Time, as the case may be, the Corporation shall deliver to the Agent certificates representing the Common Shares and Warrants comprising the Units, registered in such names as shall be designated by the Agent not less than one Business Day prior to the Closing Time (or the applicable confirmation(s) of registration and ownership of the Common Shares and/or Warrants comprising the Units in the book-based system maintained by CDS Clearing and Depository Services Inc.), against payment by the Agent to the Corporation of the aggregate purchase price for the Units by certified cheque or wire transfer net of the Agency Fee and, net of amounts payable to the Agent in respect of out-of-pocket expenses of the Agent pursuant to subsection 4(b) hereof incurred in connection with the Offering against the delivery of cross-receipts therefor.

6.	Closing Conditions

The Agent’s obligation to complete the Closing at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Corporation of its obligations under this Agreement in all material respects and the following conditions:

(a)

the Agent shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Agent, acting reasonably, addressed to the Agent and counsel to the Agent from counsel to the Corporation, Farris, Vaughan, Wills & Murphy LLP, as to the laws of the Offering Jurisdictions and the federal laws of Canada applicable therein into which Units are sold, which counsel, in turn, may rely upon the opinions of local counsel where they deem such reliance proper, as to the laws other than those of the province of British Columbia and the applicable federal laws of

Canada applicable therein, and as to matters of fact, on certificates of the Corporation’s Auditors, the Transfer Agent, public officials and officers of the Corporation and correspondence with public and stock exchange officials with respect to such matters as may be reasonably requested by Agent’s counsel;

(b)	the Agent shall have received at the Closing Time a legal opinion addressed to the Agent and its counsel, in form and substance satisfactory to the Agent, acting reasonably, and with respect to the following matters:

(i)	the incorporation and existence of the Material Subsidiary under the laws of its jurisdiction of incorporation;

(ii)	as to the registered ownership of the issued and outstanding shares of the Material Subsidiary; and

(iii)	that the Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(c)	the Agent shall have received at the Closing Time certificates dated the Closing Date, addressed to the Agent and counsel to the Agent and signed by appropriate officers of the Corporation, with respect to the articles of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement and the transactions contemplated hereunder, the incumbency and specimen signatures of signing officers of the Corporation and with respect to such other matters as the Agent may reasonably request;

(d)	the Agent shall have received at the Closing Time a certificate or certificates dated the Closing Date, addressed to the Agent and counsel to the Agent and signed on behalf of the Corporation by the President and Chief Executive Officer and by the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Agent, certifying for and on behalf of the Corporation and not in their personal capacities after having made due enquiry, that:

(i)	since the respective dates as of which information is given in the Prospectus as amended by any Prospectus Amendment (A) there has been no material change (actual, anticipated, contemplated, proposed or threatened, whether financial or otherwise) in the business, financial condition, affairs, operations, business prospects, assets, liabilities or obligations (contingent or otherwise) or capital of the Corporation, and (B) no transaction has been entered into by either of the Corporation which is material to the Corporation, other than as disclosed in the Prospectus or the Prospectus Amendments, as the case may be;

(ii)	there are no contingent liabilities affecting the Corporation which are material to the Corporation, other than as disclosed in the Prospectus or the Prospectus Amendments, as the case may be;

(iii)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(iv)	the Corporation has complied with and satisfied in all material respects the covenants, terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time;

(v)	the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(vi)	such other matters as the Agent may reasonably request;

(e)	the Agent shall have received at the Closing Time a letter dated as of the Closing Date, in form and substance satisfactory to the Agent, addressed to the Agent and the directors of the Corporation from the Corporation’s Auditors confirming the continued accuracy of the comfort letter to be delivered to the Agent pursuant to subparagraph 2(b)(iv) hereof with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Agent;

(f)	the Agent shall have received at the Closing Time a certificate of status or equivalent thereof in respect of the Corporation and each Subsidiary, each dated within one Business Day of the Closing Date;

(g)	the Agent shall have received at the Closing Time excerpts from the lists of reporting issuers not in default maintained by the applicable Canadian Securities Regulators in the Qualifying Jurisdictions;

(h)	the Agent shall have received at the Closing Time a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than one Business Day prior to the Closing Date;

(i)	the Agent and its counsel shall have been provided with all information and documentation reasonably requested relating to their due diligence inquiries and investigations;

(j)	the Corporation shall have received the conditional approval of the TSX and NASDAQ for the listing of the Common Shares comprising part of the Units and the Warrant Shares for trading on such exchanges subject only to Standard Listing Conditions; and

(k)	the Corporation shall have delivered such further certificates and other documentation as may be contemplated in this Agreement or as the Agent or its counsel may reasonably require.

7.	Rights of Termination

This Agreement may be terminated in the sole discretion of the Agent by written notice to the Corporation given prior to the Closing Time in the event that:

(a)	the Corporation is in material breach of any term, condition, covenant or agreement contained in this Agreement or any representation or warranty given by the Corporation in this Agreement is determined to have been untrue, false or misleading in any material way as of the date upon which such was given;

(b)	at or prior to the Closing Time:

(i)	there shall have occurred any adverse material change or there shall be discovered any previously undisclosed adverse material fact in relation to the Corporation; or

(ii)	there shall have occurred any:

(A)	change in Canadian Securities Laws; or

(B)	inquiry, investigation or other proceeding is made or order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Agent and not upon activities of the Corporation);

which, in the opinion of the Agent, acting reasonably, prevents or restricts trading in or the distribution of the Units, or adversely affects or might reasonably be expected to adversely affect the market price or value of the Units or securities underlying the Units;

(c)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe of national or international consequence or any law or regulation which, in the reasonable opinion of the Agent, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole;

(d)	a cease trading order is made by any securities regulator or other competent authority by reason of the fault of the Corporation or its directors, officers or Agent and such cease trading order is not rescinded within 48 hours;

(e)	the state of the financial markets becomes such that, in the opinion of the Agent, acting reasonably, the Units cannot be successfully marketed;

(f)	the due diligence investigations of the Agent identify a material adverse fact with respect to the Corporation or any of its Subsidiaries or the Units which existed as of the date hereof but which had not been disclosed to the Agent; or

(f)	the Corporation receives notice from the TSX or NASDAQ that the Common Shares forming part of the Units or the Warrant Shares shall not be accepted for listing on the TSX or NASDAQ.

The rights of termination contained herein are in addition to any other rights or remedies the Agent may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Agent to the Corporation or on the part of the Corporation to the Agent except in respect of any liability which may have arisen prior to or arise after such termination under any of Sections 4(b) and 8. A notice of termination given by an Agent under this Agreement shall not be binding upon any other Agent.

This Agreement may be terminated in the sole discretion of the Corporation, acting reasonably, at any time by written notice to the Agent given prior to the Closing Time, provided that notwithstanding such termination, the provisions of Sections 4(b) and 8 shall survive.

8.	Indemnity

The Corporation shall protect, hold harmless and indemnify the Agent and its affiliates, directors, officers, employees, shareholders, partners, consultants, advisors and agents (together with the Agent, the “Indemnified Parties” and, individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages, fees, costs, fines, penalties and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, a “Claim”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claim relates to, is caused by, result from, arise out of or is based upon, directly or indirectly, the transactions contemplated in this Agreement, including, without limitation:

(a)	any information or statement (other than any information or statement contained in and included in reliance upon and in conformity with written information furnished to the Corporation by the Agent relating to them specifically for use therein) in the Prospectus, any Prospectus Amendment or any other document filed by the Corporation with the relevant Canadian Securities Regulators or any applicable securities regulatory body in the United States, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(b)	the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (other than a material fact omitted in reliance upon and in conformity with written information furnished to the Corporation by the Agent relating to it specifically for use therein) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(c)	any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any failure or alleged failure to comply with Canadian Securities Laws (other than any failure or alleged failure to comply by the Agent) preventing and restricting the trading in or the sale of the Units or any securities of the Corporation in the provinces of Canada;

(d)	the non-compliance or alleged non-compliance by the Corporation with any requirement of Canadian Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(e)	any breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply with any of its obligations hereunder,

and, subject to the provisions hereof, will reimburse the Indemnified Party promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claims in respect thereof, as incurred.

The Corporation also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting claims on behalf of or in right of the Corporation for or in connection with the Offering except to the extent any Claim incurred by the Corporation is determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the negligence or wilful misconduct of such Indemnified Party.

As soon as possible after receiving notice of an action, suit, proceeding, investigation or claim against the Agent or an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation hereunder, the Agent or such Indemnified Party will notify the Corporation in writing of the particulars thereof, provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which it has to the Agent or any other Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required results in forfeiture of the Corporation of substantive rights or defences.

The Corporation will not, without the prior written consent of the Agent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.

The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction or a final judgment that has become non-appealable shall determine that such Claims to which the Indemnified Party may be subject were primarily caused by the negligence or wilful misconduct of the Indemnified Party.

If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to the Agent or any other Indemnified Party or is insufficient to hold the Agent or any other Indemnified Party harmless, the Corporation shall contribute to the amount paid or payable by the Agent or any other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Agent or any other Indemnified Party on the other hand but also the relative fault of the Corporation, the Agent or any other Indemnified Party as well as any relevant equitable considerations, provided that the Corporation shall in any event contribute to the amount paid or payable by the Agent or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Indemnified Party under this Agreement.

The Corporation may, and shall if requested to by the Indemnified Party, participate in such action, investigation or proceeding and assume the defence of any proceeding in respect of which indemnification may be sought hereunder, including employment of counsel of the Corporation’s selection who are satisfactory to the Indemnified Party, acting reasonably, the fees and disbursements of which counsel shall be paid by the Corporation. The Indemnified Party shall have the right to participate and to retain its own counsel in any such investigation or proceeding. The fees and disbursements of such counsel shall be paid by them, unless:

(a)	the Corporation and the Indemnified Party have agreed in writing to the retention of such counsel;

(b)	the Corporation shall not have assumed the defense of such action within a reasonable time (not to exceed ten business days) after written notice of such investigation or proceeding has been received by the Indemnified Party;

(c)	the Corporation and the Indemnified Party are subject to the investigation or parties to the proceedings and counsel to the Indemnified Party, is of the opinion that the representation of them by the same counsel would be inappropriate due to, or could give rise to, actual or potential differing or conflicting interests between them; or

(d)	there are one or more defences available to the Indemnified Party that are different from or in addition to those available to the Corporation,

in which cases the fees and disbursements of counsel to the Indemnified Party shall be paid by the Corporation.

The Corporation agrees to reimburse the Indemnified Party monthly for the time spent by its personnel in connection with any Claim at a per diem rate of $1,000. The Corporation also agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of, the Corporation or if the Corporation and Indemnified Party and its personnel shall be required to testify, participate or respond in respect of or in connection with the engagement hereunder, the Indemnified Party shall have the right to employ its own counsel in connection therewith and the Corporation will reimburse the Indemnified Party monthly for the time spent by its personnel in connection therewith at a per diem rate of $1,000 together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including the fees and disbursements of the Indemnified Party’s counsel.

The Corporation hereby acknowledges and agrees that, with respect to this Section 8, the Agent is contracting on its own behalf and as agent for their affiliates, directors, officers, shareholders, partners, employees and agents (collectively, the “Beneficiaries”). In this regard, the Agent shall act as trustee for the Beneficiaries of the covenants of the Corporation under this Section 8 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

The obligations of the Corporation hereunder are in addition to any liabilities which the Corporation may otherwise have to the Indemnified Parties, shall be binding upon any successors of the Corporation and shall enure to the benefit of any successors, assigns, heirs or personal representatives of, the Indemnified Parties. The foregoing provisions shall survive completion of the professional services rendered under this Agreement or any termination hereof.

9.	Restriction on Transfer

(a)	The Corporation agrees, from and including the date of this Agreement through to and including the date which is 90 days following the Closing Date, not to directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, grant an option or right in respect of, or otherwise dispose of any additional Common Shares or any securities convertible or exchangeable into Common Shares other than: (i) pursuant to the Offering; (ii) upon the exercise of the convertible securities, options or warrants of the Corporation outstanding as at the date hereof set forth in Schedule “A” hereto, (iii) pursuant to the Corporation’s stock option plan, or (iv) pursuant to the acquisition of shares or assets of arm’s length persons which does not result in a change of control of the Corporation, without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed.

(b)	The Corporation further agrees to use commercially reasonable best efforts to cause each of its directors, senior officers and insiders to enter into lock-up agreements in form and substance satisfactory to the Agent evidencing their agreement to not, without the consent of the Agent, sell, transfer, pledge, assign or otherwise dispose of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares held, directly or indirectly, by such directors, senior officers or insiders for a period of 90 days following the Closing Date other than as set out in subsection 9(a) hereto.

10.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

11.	Survival of Representations and Warranties

The representations, warranties, covenants, obligations and agreements of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Common Shares shall survive the purchase of the Units and shall continue in full force and effect for a period of three years following the Closing Date regardless of any subsequent disposition of the Common Shares and Warrants comprising the Units by the purchasers of the Units or the termination of the Agent’s obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Agent in connection with the preparation of the Prospectus, any Prospectus Amendment or the distribution of the Units.

12.	Notices

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to:

Tekmira Pharmaceuticals Corporation
Glenlyon Business Park
8900 Glenlyon Parkway, Suite 100
Burnaby, BC V5J 5J8

Attention:	Dr. Mark J. Murray
Fax:	(604) 419-3201

with a copy to (for information purposes only and not constituting notice) to:

Farris, Vaughan, Wills & Murphy LLP
2500-700 West Georgia Street
Vancouver BC V7Y 1B3

Attention:	R. Hector MacKay-Dunn, Q.C.
Fax:	(604) 661-9349

(b)	If to the Agent, to:

Versant Partners Inc.
20 Queen Street West
Suite 3110
Toronto, ON M5H 3R3

Attention:	Paul Rajchgod
Fax:	(416) 849-5010

with a copy (for information purposes only and not constituting notice) to:

Heenan Blaikie LLP
Bay Adelaide Centre
P.O. Box 2900,
333 Bay Street, Suite 2900
Toronto, ON M5H 2T4

Attention:	Sonia Yung
Fax:	(416) 360-8425

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being faxed and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or fax number.

13.	Time of the Essence

Time shall be of the essence of this Agreement.

14.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

15.	Counterparts

This Agreement may be executed by anyone or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

16.	Facsimile

The Corporation and the Agent shall be entitled to rely on delivery by facsimile of an executed copy of this Agreement and acceptance by the Corporation and the Agent of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Agent in accordance with the terms of this Agreement.

[THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter where indicated below and returning the same to the Agent upon which this letter as so accepted shall constitute an agreement between us.

Yours very truly,

VERSANT PARTNERS INC.

By:	/s/ Paul Rajchgod
Authorized Officer

The foregoing offer is accepted and agreed to as of the date first above written.

TEKMIRA PHARMACEUTICALS CORPORATION

By:	/s/ Mark Murray
Authorized Officer

SCHEDULE “A”

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

[see attached]

[Intentionally Omitted]